Exhibit (a)(5)(E)

Life Quotes, Inc.

8205 S. Cass Avenue

Darien, Illinois 60561

Contact: At Life Quotes, Inc.

Phillip Perillo

Senior Vice President and

Chief Financial Officer

(630) 515-0170, ext. 295

phil@lifequotes.com

Life Quotes, Inc. Announces Completion of Tender Offer for Shares of Life Quotes, Inc. by LQ Acquisition, Inc.

Offer Price of $4.00 in Cash per Share for Public Stake

Darien, IL, August 13, 2010 — Life Quotes, Inc. (Nasdaq: QUOT) announced today the completion of the tender offer by LQ Acquisition, Inc. (“LQA”) to acquire all of the outstanding publicly held shares in Life Quotes, Inc. (“Life Quotes”) that it did not own for $4.00 per share in cash (the “Tender Offer”).

As previously announced, the offer expired at 12:00 midnight, New York City time, on August 12, 2010. Based on information provided by Computershare Trust Company, N.A., the depositary for the Tender Offer, as of the close of business on the expiration date of the tender offer 4,666,256 shares of Life Quotes common stock were validly tendered and not withdrawn. The tendered shares represent approximately 68% of Life Quotes’ outstanding shares of common stock. Together with the approximately 30% of outstanding shares already held by LQA, LQA now holds a total of approximately 6,774,301 shares or 98% of the 6,911,791 shares outstanding of Life Quotes. All Life Quotes shares that were validly tendered and not withdrawn immediately prior to the expiration of the tender offer have been accepted by LQA for payment. LQA will pay for all such shares promptly.

LQA, or one of its affiliates, will promptly acquire the remaining publicly held shares of Life Quotes through a short-form merger under Delaware law with the completion of the merger anticipated to occur on or about August 13, 2010. As a result of the merger, any remaining shares of Life Quotes common stock will be cancelled pursuant to the merger in consideration for the same offer price of $4.00 cash paid in the tender offer, without interest and less any required withholding taxes (other than shares of Life Quotes common stock for which appraisal rights are validly exercised under Delaware law). Upon completion of the merger, Life Quotes shares will cease to be traded on the Nasdaq Stock Exchange, and Life Quotes will no longer be required to file certain information and periodic reports with the U.S. Securities and Exchange Commission.

About LQ Acquisition, Inc.

LQ Acquisition, Inc. is a company wholly owned and controlled by Robert S. Bland, president and chief executive officer of Life Quotes, Inc.

About Life Quotes, Inc.

Life Quotes, Inc. is an insurance agency and brokerage headquartered in Darien, Illinois. Life Quotes owns and operates a comprehensive online consumer insurance information service, accessible at www.Lifequotes.com, which caters to the needs of self-directed insurance shoppers. Since its inception in 1984, Life Quotes has been continuously developing a proprietary and comprehensive insurance price comparison and order-entry system that provides instant quotes from about 30 life insurance companies. Life Quotes uses this database to provide customers with a large array of comparative life insurance quotes online, over the phone or by mail, and Life Quotes allows the customer to purchase insurance from the company of their choice either online or over the phone with our licensed insurance customer service staff. The Life Quotes website also provides insurance information and decision-making tools, along with access to other forms of personal insurance, such as auto, homeowners, renters, long-term care, health and travel insurance through various third parties. Life Quotes generates revenues from the receipt of commissions and fees paid by various sources that are tied directly to the volume of insurance sales or traffic that Life Quotes produces. Life Quotes conducts its insurance agency and brokerage operations using licensed agents who are compensated, in part, based on the volume of business sold and Life Quotes generates prospective customer interest using traditional direct response advertising methods conducted primarily offline. For more information visit the Life Quotes website at www.lifequotes.com.